April 3, 2012

United States Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	1-800-FLOWERS.COM, INC.
Annual Report on Form10-K for the Fiscal Year Ended July 3, 2011
Filed September 16, 2011
Quarterly Report on Form 10-Q for the Period Ended January 1, 2012
Filed February 10, 2012
File No. 000-26841

Dear Ms. Thompson:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 10-K and Form 10-Q of 1-800-FLOWERS.COM, INC., a Delaware corporation (the “Company” or “1-800-FLOWERS.COM”), in your letter dated March 6, 2012 (the “Comment Letter”) addressed to Mr. James F. McCann, Chief Executive Officer of the Company.

We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended July 3, 2011

Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

1.
We note from your disclosures in Management’s Discussion and Analysis on pages 31-33 that you earn revenues from franchise operations, membership fees and service offerings.  Please tell us whether your revenues from services exceed ten percent of revenues for any period presented.  If so, in your response and future filings please provide the information required by Rule 5-03(b)1. and 2. of Regulation S-X.

Each of the items referenced above are included in Net Revenues under the sub-heading “Other.” During the year ended July 3, 2011, revenues from franchise operations, membership fees and service offerings represented 0.6%, 2.8% and 3.3%, respectively, of consolidated net revenues.  During the fiscal year ended June 27, 2010, revenues from franchise operations, membership fees and service offerings represented 0.6%, 2.7% and 2.8%, respectively, of consolidated net revenues.  During the fiscal year ended June 28, 2009, revenues from franchise operations, membership fees and service offerings represented 0.8%, 2.6% and 2.5%, respectively, of consolidated net revenues.  In the event that these revenues exceed ten percent of consolidated net revenues in the future, the Company will provide the information required by Rule 5-03(b)1. and 2. of Regulation S-X.

Note 15. Business Segments, page F-24

2.
We note your disclosure in Management’s Discussion and Analysis in the second and third paragraphs on page 33 that increases and decreases in shop-to-shop order volumes and wholesale sales affect the gross profits of your BloomNet Wire Service and Gourmet Food & Gift Baskets categories because these revenue streams carry a lower gross profit margin.  We also note that you include royalties from your franchised operations within your reportable segments.  Please tell us whether the reports regularly reviewed by your Chief Operating Decision Maker contain disaggregated financial information for sales to consumers, shop-to-shop sales, wholesale sales, and franchise fees.  If so, please describe this disaggregated financial information and provide us with your analysis of whether these categories represent operating segments.  If applicable, please tell us how each of these operations met the aggregation criteria set forth in ASC 280-10-50-11 to be included in your reportable segments.

The reports regularly reviewed by Mr. James F. McCann, the Company’s Chief Operating Decision Maker (CODM), do not contain disaggregated financial information for sales to consumers, shop-to-shop sales, wholesale sales, and franchise fees.

James McCann reviews the Company’s financial results, establishes strategic direction, and assesses performance at both a consolidated and reportable segment level. All significant operating decisions regarding allocation of resources, brand image and marketing, product line introduction, and corporate policy must be approved and authorized by James McCann.

The reports that James McCann regularly reviews in order to measure financial performance and allocate Company resources provide revenue, gross margin and EBITDA contribution at the segment level, for each of the Company’s three operating segments, as currently reported.  As stated in its public filings, the Company measures its performance based on category (segment) EBITDA. As such, the Company’s monthly and quarterly financial reporting packages provided to James McCann include product revenue and gross profit margin by brand and fulfillment channel, but report operating expenses, and accordingly EBITDA, at the reportable segment level, as currently provided in the Company’s public filings.  This information is consistent with the categorization and level of detail included within the Company’s Annual Budget, which is also prepared for executive management, and ultimately presented to the Board of Directors for approval.

The Company operates and manages its businesses, and presents information, for the following three segments: Consumer Floral, Gourmet Food & Gift Baskets, and BloomNet Wire Service. The Consumer Floral segment is principally comprised of the operations of the Company’s flagship brand, 1-800-Flowers.com, and its related retail and franchised operations. The Gourmet Food and Gift Baskets category is comprised of the operations of Fannie May Confections Brands, including its franchised operations, Cheryl’s (which includes Mrs. Beasley’s), The Popcorn Factory, Winetasting.com, DesignPac, 1-800-Baskets and Stockyards.com. The BloomNet Wire Service includes the operations of BloomNet and Napco.

When determining its operating and reportable segments, the Company followed the management approach, which allows users to see the Company’s business through the eyes of management, based upon the way management reviews performance and makes decisions.

Christopher McCann is the segment manager of 1-800-Flowers Consumer Floral, David Taiclet is the segment manager of Gourmet Food & Gift Baskets, and Mark Nance is segment manager of BloomNet.  Each of these individuals is directly accountable and maintains regular contact with James McCann to discuss operating activities, financial results, forecasts or plans for their segment. Each segment manager has a significant component of their performance based compensation aligned with the operating results of their respective segments, measured against the financial information as published in the Company’s public filings.

In addition to evaluating historical operating performance of the segments, James McCann is responsible for setting the targets for the Company’s annual budget process.  Such targets, and the resources assigned, including applicable marketing spend, financial and IT personnel, as well as financial resources are established at the segment level by James McCann.  It is up to the segment manager to allocate the segment’s resources to the brand which can best achieve the overall segment objectives.

In summary, the Company believes that its segment disclosure, as currently presented, is appropriate, as it allows users to see the Company’s business based on how management internally evaluates the operating performance of its business units, in accordance with the provisions of Accounting Standards Codification 280, Segment Reporting.

Form 10-Q for the Fiscal Quarter Ended January 1, 2012

Financial Statements, page 1

Note 4 – Acquisitions and Dispositions, page 8

3.
We note that on November 21, 2011, Fannie May Franchise LLC, your indirect wholly-owned subsidiary, entered into agreements to sell 17 existing Fannie May stores to a franchisee and entered into an area development agreement for the franchisee to open an additional 45 Fannie May franchise stores by December 2014.  We have the following comments:

•
We note that in your Form 10-K you did not provide an accounting policy for recognizing franchise revenue, although it appears from your disclosures in the eighth paragraph on page 7 of that filing that you had over 100 franchised stores as of July 3, 2011.  Please confirm to us that in your next Form 10-K, you will provide the revenue recognition policy disclosures regarding your franchise operations similar to those provided in Note 4 to your form 10-Q.

The Company will provide similar revenue recognition policy disclosures regarding its franchise operations in its next Form 10-K and thereafter.

•
In addition, we note your disclosure under Results of Operations, in the first paragraph on page 21, that you include royalties from your franchise operations in your Consumer Floral Segment.  We note similar disclosure provided in the seventh paragraph on page 31 in your Form 10-K for the fiscal year ended July 3, 2011.  Please tell us and revise your disclosure in future filings to clarify which segments will include the revenues and costs attributable to your Fannie May franchise operations.

The revenues and costs attributable to the Fannie May franchise operations are included in the Company’s Gourmet Food & Gift Baskets segment.  The Company will revise future filings as requested.

Note 11 – Discontinued Operations, page 15

4.
We note your disclosure that on September 6, 2011, through your subsidiary The Winetasting Network, you completed the sale of certain assets of your wine fulfillment services business in order to focus on your core Direct-to-Consumer wine business.  We note that you classified the results of operations of this business as discontinued operations for all periods.  It is unclear from your press release included in Exhibit 99.1 to your Form 8-K filed on September 6, 2011, whether you have eliminated the cash flows from this business.  In addition, it appears that you may have some continuing involvement with this business after its disposal.  Please tell us how you determined that you met the criteria in ASC 205-20-45-1 to report the disposition of this business as a discontinued operation.

On September 6, 2011, the Company, through its subsidiary The Winetasting Network, completed the sale of certain assets of its wine fulfillment services business in order to focus on its core Direct-to-Consumer wine business. The sales price consisted of $12.0 million of cash proceeds at closing, with the potential for an additional $1.5 million upon achieving specified revenue targets during the two year period following the closing date.  The Company has classified the results of operations of its wine fulfillment services business, which had previously been included within its Gourmet Foods & Gift Baskets category, as discontinued operations for all periods presented.

ASC 205-20-45-1 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.
b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

All cash inflows have been eliminated from the ongoing operations of the entity as a result of the sale of the business component.  However, the Company entered into a Fulfillment Services Agreement, whereby IBG will be the exclusive provider of wine fulfillment services for a period of 5 years.  (With termination rights after two years, provided the Company decides to internalize these services.) The agreement was completed at a rate equivalent to the previously charged intercompany rate, which was the rate card used for third party transactions. Since the ongoing entity has outsourced the fulfillment of its e-commerce wine business to the disposed component, there are continuing cash outflows.  To determine whether these continuing cash flows were significant, the Company compared the expected continuing cash outflows expected to be generated by the ongoing entity after the disposal to the cash flows that would have been expected to be generated by the disposed component absent the transaction.  As the resulting ratio was less than 10%, the Company determined that the continuing cash flows were not significant.

Once the Company determined that the continuing cash flows by the ongoing entity were not significant, it then evaluated whether there was expected to be any significant continuing involvement in the operations of the disposed component after the disposal transaction. ASC 205-20-55-17 points to the following factors which should be considered when performing this evaluation:

a)	The ongoing entity retains an interest in the disposed component sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.
b)
The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component's operating and financial policies.

Upon completing this evaluation, the Company concluded that there was not expected to be any significant continuing involvement in the operations of the disposed component after the disposal transaction.

The sale of the WTN business included contingent consideration to be received by the Company based on maintenance of future revenues by the disposed component.  We considered the impact of this arrangement on the assessment of discontinued operations and noted that ASC 205-20-55-19 states that the resolution of contingencies that arise pursuant to the terms of the disposal transaction, such as the resolution of purchase price adjustments and indemnification issues with the purchaser, do not constitute continuing cash flows or continuing involvement that would preclude presentation as discontinued operations.  Furthermore, we noted that ASC 250-20-55-13 states that contingent consideration in a business combination would not be considered a direct cash flow.

Based on all of the analysis discussed above, the Company believes that the sale of the WTN fulfillment services business should be accounted for and classified as a discontinued operation in the quarter ended October 2, 2011.

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

Very truly yours,

/s/William E. Shea
William E. Shea
Chief Financial Officer